UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 359th MEETING OF THE BOARD OF DIRECTORS

HELD ON DECEMBER, 18th, 2018

1.         DATE, TIME AND PLACE: At 9 a.m., on December, 18th, 2018 at Engenheiro Miguel Noel Nascentes Burnier Road, nº.1755, Km 2.5, in the city of Campinas, state of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 2nd, Article 17 of the Bylaw of CPFL Energia.

3.         ATTENDANCE:  All the members of the Board of Directors (“Board”), pursuant to Paragraph 1st, Article 17 of the Bylaw.

4.         PRESIDING BOARD: Chairman – Bo Wen and Secretary – Gustavo Sablewski.

5.         MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The directors also resolved that these minutes will be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes without the signatures of the directors and the suppression of strategic and/or confidential information.

After discussing and examining the items on the Agenda, the Directors, by unanimous vote of those present, resolved:

(i)To take cognizance of the managerial highlights and material facts occurred since the last Ordinary meeting of the Board of Directors, as reported by the Chief Executive Officer.

(ii) To approve the Internal Audit Annual Plan for 2019.

(iii) To recommend, in terms of Resolution N. 2018185-C, the favorable vote for the competent deliberative body of: (i) CPFL Brasil, for approval of: (i.a) the assignment of debts from the Electricity Power Purchase and Sale Agreements’ (“PPA”) penalties regarding contracts RNV-CO / 2011 2982 and RNV CO 2011 2910, executed between 10 (ten) Generation Power Plants (“SPEs”) (“assignors”) and CPFL Brasil, to SPE TURBINA 16 ENERGIA S.A. (“assignee”), who will reassign the debts to its controller CPFL Energias Renováveis S.A. (“CPFL Renováveis”); and (i.b) change the indemnities’ payment date to March 2022;  (ii) CPFL Renováveis, for approval of: (ii.a) the assignment of debts from the Electricity Power Purchase and Sale Agreements’ (“PPA”) penalties regarding contracts RNV-

CO / 2011 2982 and RNV CO 2011 2910, executed between 10 (ten) Generation Power Plants (“SPEs”) (“assignors”) and CPFL Brasil, to SPE TURBINA 16 ENERGIA S.A. (“assignee”), who will reassign the debts to its controller CPFL Energias Renováveis S.A. (“CPFL Renováveis”); and (ii.b) change the indemnities’ payment date for March 2022; (iii.c) capital increase of indirect subsidiaries, as counterpart to the assignment of the debt of late payment penalty, calculated based on October 31st, 2018, whose amounts will be updated according to the contractual indices of the respective debt to the date of this recommendation: (a) Campos dos Ventos I Energias Renováveis S.A., in the amount of R$ 7,779,579.96 (seven million, seven hundred and seventy-nine thousand, five hundred and seventy-nine thousand reais and ninety-six cents), of which: (i) R$77,795.80 (seventy-seven thousand, seven hundred and ninety-five reais and eighty-cents) of capital increase, with the new issued capital of R$ 85,964,395.80 (eighty-five million, nine hundred and sixty-four thousand, three hundred and ninety-five reais and eighty cents) with issuance of 27,335 new common shares and; (ii) R$7,701,784.16 (seven million, seven hundred and one thousand, seven hundred and eighty-four reais and sixteen cents)  related to a constitution of capital reserve, both to be paid by SPE TURBINA 16 ENERGIA SA as counterpart the assignment of the debt of late payment penalty; (b) Campos dos Ventos III Energias Renováveis S.A., in the amount of R$ 7,706,433.75 (seven million, seven hundred and six thousand, four hundred and thirty-three reais and seventy-five cents), of which: (i) R$ 77,064.34 (seventy seven thousand, sixty-four reais and thirty-four cents) of capital increase, with the issued capital of R$ 90,824,921.17 (ninety million, eight hundred and twenty-four thousand, nine hundred and twenty-one reais and seventeen cents) with issuance of 60,893 new common shares and; (ii) R$7,629,369.41 (seven million, six hundred and twenty-nine thousand, three hundred and sixty-nine reais and forty-one cents) related to a constitution of capital reserve, both to be paid by SPE TURBINA 16 ENERGIA SA as counterpart the assignment of the debt of late payment penalty; (c) Campos dos Ventos V Energias Renováveis S.A., in the amount of R$ 7,785,851.68 (seven million, seven hundred and eighty-five thousand, eight hundred and fifty-one reais and sixty-eight cents), of which: (i) R$ 77,858.52 (seventy-seven thousand, eight hundred and fifty-eight reais and fifty-two cents) of capital increase, with the issued capital of R$ 88,547,666.68 (eighty-eight million, five hundred and forty-seven thousand, six hundred and sixty-six reais and sixty-eight cents) with issuance of 67,273 new common shares and; (ii) R$ 7,707,993.16 (seven million, seven hundred and seven thousand, nine hundred and ninety-three reais and sixteen cents) related to a constitution of capital reserve, both to be paid by SPE TURBINA 16 ENERGIA SA as counterpart the assignment of the debt of late payment penalty; (d) Ventos de Santo Dimas Energias Renováveis S.A., in the amount of R$ 9,251,140.54 (nine million, two hundred and fifty-one thousand, one hundred and forty reais and fifty-four cents), of which: (i) R$ 92,511.41 (ninety-two thousand, five hundred and eleven reais and forty and one cents) of capital increase, with the issued capital of R$ 106,653,738.41 (one hundred six million, six hundred and fifty-three thousand, seven hundred and thirty-eight reais and forty-one cents) with issuance of 86,094 new common shares and; (ii) R$ 9,158,629.13 (nine million, one hundred and fifty-eight thousand, six hundred and twenty-nine reais and thirteen cents) related to a constitution of capital reserve, both to be paid by SPE TURBINA 16 ENERGIA SA as counterpart the assignment of the debt of late payment penalty; (e) São Benedito Energias Renováveis S.A., in the amount of R$ 8,488,785.67 (eight million, four hundred and eighty-eight thousand, seven hundred and eighty-five reais and sixty-seven cents), of which: (i) R$ 84,887.86 (eighty-four thousand, eight hundred and eighty-seven thousand and eighty-six cents) of capital increase, with the issued capital of R$ 108,493,667.86 (one hundred and eight million, four hundred and ninety-three thousand, six hundred and sixty-

seven reais and eighty-six cents) with issuance of 77,735 new common shares and; (ii) R$ 8,403,897.81 (eight million, four hundred and three thousand, eight hundred and ninety-seven reais and eighty-one cents) related to a constitution of capital reserve, both to be paid by SPE TURBINA 16 ENERGIA SA as counterpart the assignment of the debt of late payment penalty; (f) Santa Mônica Energias Renováveis S.A., in the amount of R$ 8,613,056.30 (eight million, six hundred and thirteen thousand, fifty-six reais and thirty cents), of which: (i) R$ 86,130.56 (eighty-six thousand, one hundred and thirty reais and fifty-six cents) of capital increase, with the issued capital of R$ 100,170,970.56 (one hundred million, one hundred and seventy thousand, nine hundred and seventy reais and fifty-six cents), with issuance of 80,942 new common shares and; (ii) R$ 8,526,925.74 (eight million, five hundred twenty-six thousand, nine hundred and twenty-five reais and seventy-four cents) related to a constitution of capital reserve, both to be paid by SPE TURBINA 16 ENERGIA SA as counterpart the assignment of the debt of late payment penalty; (g) Santa Úrsula Energias Renováveis S.A., in the amount of R$ 8,362,003.67 (eight million, three hundred sixty-two thousand, three reais and sixty-seven cents), of which: (i) R$ 83,620.04 (eighty-three thousand, six hundred and twenty reais and four cents) of capital increase, with the new capital stock coming into force of R$ 96,323,645.09 (ninety-six million, three hundred and twenty-three thousand, six hundred and forty-five reais and nine cents) with issuance of 70,894 new common shares and; (ii) R$ 8,278,383.63 (eight million, two hundred and seventy-eight thousand, three hundred and eighty-three reais and sixty-three cents) related to a constitution of capital reserve, both to be paid by SPE TURBINA 16 ENERGIA SA as counterpart the assignment of the debt of late payment penalty; (h) Ventos de São Martinho Energias Renováveis S.A., in the amount of R$ 5,105,957.97 (five million, one hundred and five thousand, nine hundred fifty-seven reais and ninety-seven cents), of which: (i) R$ 51,059.58 (fifty-one thousand, fifty-nine reais and fifty-eight cents) of capital increase, with the new issued capital of R$56,990,935.58 (fifty-six million, nine hundred and ninety thousand, nine hundred and thirty-five reais and fifty-five and eight cents) with issuance of 41,268 new common shares and; (ii) R$5,054,898.39 (five million, fifty-four thousand, eight hundred and ninety-eight reais and thirty-nine cents) related to a constitution of capital reserve, both to be paid by SPE TURBINA 16 ENERGIA SA as counterpart the assignment of the debt of late payment penalty; (i) São Domingos Energias Renováveis S.A., in the amount of R$ 8,628,581.11 (eight million, six hundred and twenty-eight thousand, five hundred and eighty-one reais and eleven cents), of which: (i) R$ 86,285.81 (eighty-six thousand, two hundred and eighty-five reais and eighty-one cents) of capital increase, with the new issued capital of R$96,480,076.81 (ninety-six million, four hundred and eighty thousand, seventy-six reais and eighty and one cents) with issuance of 71,122 new common shares and; (ii) R$ 8,542,295.30 (eight million, five hundred and forty-two thousand, two hundred and ninety-five reais and thirty cents) related to a constitution of capital reserve, both to be paid by SPE TURBINA 16 ENERGIA SA as counterpart the assignment of the debt of late payment penalty; (j) SPE Turbina 16 S.A., in the amount of R$ 71,721,390.65 (seventy-one million, seven hundred and twenty-one thousand, three hundred and ninety reais and sixty-five cents), of which: (i) R$ 717,213.92 (seven hundred and seventeen thousand, two hundred and thirteen reais and ninety-two cents) of capital increase, with the new issued capital of R$819,411,126.52 (eight hundred and nineteen million, four hundred and eleven thousand, one hundred and twenty-six reais and fifty-two cents) with issuance of 928,552 new common shares and; (ii) R$ 71,004,176.73 (seventy-one million, four thousand, one hundred and seventy-six reais and seventy-three cents) related to a constitution of capital reserve, both to be paid by CPFL Renováveis as counterpart the assignment of the debt of late payment penalty.

(iv) To recommend, in terms of Resolution N. 2018178-TE, the favorable vote to its representatives in the deliberative bodies of CPFL Telecom S.A., the proposal for capital reduction, amounting to R$ 117,946,790.16 (one hundred and seventeen million, nine hundred and forty-six thousand, seven hundred and ninety reais and sixteen cents), for the absorption of accumulated loss as of September 2018, in the same amount, considering that the subscribed and paid-in capital stock would be changed to the amount of R$ 1,832,915.84 (one million, eight hundred and thirty-two thousand, nine hundred and fifteen reais and eighty-four cents).

(v) To recommend, in terms of Resolution N. 2018180-C, the favorable vote to its representatives on the Extraordinary General Shareholders’ Meeting of its controlled companies Companhia Paulista de Força e Luz (“CPFL Paulista”) and Companhia Piratininga de Força e Luz (“CPFL Piratininga”), to change the headquarters’ address to Rua Jorge de Figueiredo Correa, 1632, Jd. Professor Tarcilla - CEP: 13087-397 – City of Campinas, State of São Paulo, as follows: (i) CPFL Paulista: to approve the alteration of the company’s headquarters’ address, changing the Article 3 of the Bylaws, which shall become effective with the following wording: “Article 3 - The Company has its registered office in the city of Campinas, State of São Paulo, at Rua Jorge de Figueiredo Correa, 1632, parte, Jd. Professor Tarcilla – ZIP code: 13087-397 and can maintain branches, offices, storage units, warehouses or any other establishments anywhere in Brazil, by a resolution of the Board of Executive Officers, or abroad, by a resolution of the Board of Directors’ Meeting; (ii) CPFL Piratininga: to approve the alteration of the company’s headquarters address, changing the Article 3 of the Bylaws, which shall become effective with the following wording: Article 3 - The Company has its registered office in the city of Campinas, state of São Paulo, at Rua Jorge de Figueiredo Correa, 1632, parte, Jd. Professor Tarcilla – ZIP code: 13087-397 and can maintain branches, offices, storage units, warehouses or any other establishments anywhere in Brazil, by a resolution of the Board of Executive Officers, or abroad, by a resolution of the Board of Directors’ Meeting.

The following items were presented: (a) BoD Self-Evaluation Questionnaire; (b) Update of Annual Review of the Risk Limits of Energy Trading; (c) Monitoring of 2018 Internal Audit Plan; (d) Quality Management: Integrated Management System (IMS) Policy; (e) Merger of RGE by RGE Sul; (f) Business Development Follow Up; (g) Monthly Results; (h) Monthly Health and Safety Report; and (i) Pipeline (December).

6. CLOSURE: There being no further business to discuss, the meeting was closed and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Bo Wen (Chairman), Mr. Shirong Lyu, Mr. Yang Qu, Mr. Andre Dorf, Mr. Yumeng Zhao, Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes, Mr. Gustavo Sablewski (Secretary).

For legal purposes, the Portuguese version shall prevail.

I hereby certify that this is copy of the original minutes drawn up in the Board of Directors' Meetings Book.

Campinas, December, 18th, 2018.

Bo Wen

(Chairman)

Gustavo Sablewski

(Secretary)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 26, 2018

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.